TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

07026234

August 8, 2007

MAIL PROCESSING
RECEIVED
AUG 23 2007
WASH. D.C. 182 SECTION

BEST AVAILABLE COPY

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Form 52-209F2, Certification of Interim Filings - CEO
2. Form 52-109F2, Certification of Interim Filings – CFO
3. Interim Consolidated Financial Statements (Unaudited) As At June 30, 2007 and For The Three and Six Months Then Ended
4. Management's Discussion and Analysis

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosures

File No. 82-34876

TRILOGY
ENERGY TRUST

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2007
WASH, D.C.
182

Form 52-109F2

Certification of Interim Filings

I, James H.T. Riddell, Chief Executive Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

/s/ James H.T. Riddell
James H.T. Riddell
Chief Executive Officer

File No. 82-34876

TRILOGY
ENERGY TRUST

SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2007
WASH. D.C. 182 SECTION

Form 52-109F2

Certification of Interim Filings

I, Michael G. Kohut, Chief Financial Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

/s/ Michael G. Kohut
Michael G. Kohut
Chief Financial Officer

File No. 82-34876

RECEIVED
AUG 29 2007
SEC PROCESSING SECTION
WASH. D.C.
182

TRILOGY
ENERGY TRUST

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS AT JUNE 30, 2007
AND FOR THE THREE AND SIX MONTHS THEN ENDED

TRILOGY ENERGY TRUST

Interim Consolidated Balance Sheets (Unaudited)

(thousand dollars)

	June 30, 2007	December 31, 2006
ASSETS		
Current Assets		
Accounts receivable	$ 51,106	$ 66,992
Due from related party (note 11)	—	1,475
Financial instruments (note 10)	—	18,424
Prepaid expenses	2,120	1,213
	53,226	88,104
Property, plant and equipment (note 4)	770,616	842,042
Goodwill (note 4)	143,285	152,323
	$ 967,127	$ 1,082,469
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 48,458	$ 72,633
Distributions payable (notes 8 and 11)	9,257	14,811
Due to related party (note 11)	1,591	—
Financial instruments (note 10)	1,372	—
Unit-based compensation liability (note 9)	3,901	4,470
Current portion of long-term debt (note 5)	21,000	57,400
	85,579	149,314
Long-term debt – net of current portion (note 5)	330,256	355,136
Unit-based compensation liability – net of current portion (note 9)	1,213	1,171
Asset retirement obligations (note 6)	55,417	55,994
Future income tax liability (note 12)	80,861	—
	467,747	412,301
Unitholders' equity		
Unitholders' capital (note 7)	689,816	689,816
Contributed surplus (note 9)	4,363	3,100
Accumulated earnings	190,603	243,379
Accumulated other comprehensive income	—	—
Accumulated distributions (note 8)	(470,981)	(415,441)
	413,801	520,854
	$ 967,127	$ 1,082,469

Commitments and contingencies (notes 10 and 14)

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Earnings and Other Comprehensive Income (Unaudited)

(thousand dollars except per unit information)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Revenue				
Petroleum and natural gas sales	$ 111,050	$ 105,663	$ 222,557	$ 231,402
Realized gain on financial instruments (note 10)	514	31,798	17,755	31,276
Unrealized gain (loss) on financial instruments (note 10)	(661)	(23,446)	(19,796)	6,855
Royalties	(22,477)	(24,693)	(47,403)	(56,634)
Other	(823)	128	(867)	384
	87,603	89,450	172,246	213,283
Expenses				
Operating	23,458	23,436	46,160	43,365
Transportation	4,194	5,176	8,436	9,676
General and administrative (notes 9 and 11)	4,768	3,445	9,017	5,746
Exploration expenditures (note 4)	1,057	1,400	4,347	9,186
Accretion on asset retirement obligations (note 6)	1,161	894	2,341	1,773
Depletion and depreciation (note 4)	29,680	32,201	62,608	60,556
Gain on sale of property, plant and equipment (note 4)	(1,046)	—	(1,046)	—
Interest and financing charges	5,597	3,079	12,298	5,038
	68,869	69,631	144,161	135,340
Earnings before tax	18,734	19,819	28,085	77,943
Future income tax expense (note 12)	80,861	—	80,861	—
Net earnings (loss)	(62,127)	19,819	(52,776)	77,943
Other comprehensive income	—	—	—	—
Total comprehensive income (loss)	$ (62,127)	$ 19,819	$ (52,776)	$ 77,943
Earnings (Loss) per Trust Unit				
— Basic	$ (0.67)	$ 0.22	$ (0.57)	$ 0.88
— Diluted	$ (0.67)	$ 0.22	$ (0.57)	$ 0.88
Weighted average Trust Units outstanding (in thousands)				
— Basic	92,567	91,633	92,567	88,437
— Diluted	92,567	91,633	92,567	88,441

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Unitholders' Equity (Unaudited)

(thousand dollars except per unit information)

	Six Months Ended June 30, 2007					
	Opening Balance	Net Earnings (Loss)	Other Comprehensive Income	Distributions Declared (Note 8)	Unit/Stock Option Amortization	Closing Balance
Unitholders' capital (note 7)	$ 689,816	$ —	$ —	$ —	$ —	$ 689,816
Accumulated earnings	243,379	(52,776)	—	—	—	190,603
Accumulated distributions	(415,441)	—	—	(55,540)	—	(470,981)
Accumulated other comprehensive income	—	—	—	—	—	—
Subtotal	(172,062)	(52,776)	—	(55,540)	—	(280,378)
Contributed surplus (note 9)	3,100	—	—	—	1,263	4,363
Total unitholders' equity	$ 520,854	$ (52,776)	$ —	$ (55,540)	$ 1,263	$ 413,801

	Six Months Ended June 30, 2006					
	Opening Balance	Net Earnings	Issuance of Trust Units	Distributions Declared	Unit/Stock Option Amortization	Closing Balance
Unitholders' capital	$ 550,144	$ —	$ 123,695	$ —	$ —	$ 673,839
Accumulated earnings	102,516	77,943	—	—	—	180,459
Accumulated distributions	(190,763)	—	—	(125,037)	—	(315,800)
Accumulated other comprehensive income	—	—	—	—	—	—
Subtotal	(88,247)	77,943	—	(125,037)	—	(135,341)
Contributed surplus (note 9)	468	—	—	—	1,131	1,599
Total unitholders' equity	$ 462,365	$ 77,943	$ 123,695	$ (125,037)	$ 1,131	$ 540,097

See accompanying notes to interim consolidated financial statements.

TRILOGY ENERGY TRUST

Interim Consolidated Statements of Cash Flows (Unaudited)

(thousand dollars except per unit information)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Operating activities				
Net earnings (loss)	$ **(62,127)**	$ 19,819	$ **(52,776)**	$ 77,943
Add (deduct) non-cash and other items:				
Depletion and depreciation	**29,680**	32,201	**62,608**	60,556
Accretion on asset retirement obligations	**1,161**	894	**2,341**	1,773
Non-cash general and administrative expenses	**623**	1,840	**733**	1,699
Unrealized loss (gain) on financial instruments	**661**	23,446	**19,796**	(6,855)
Exploration expenditures	**646**	1,216	**3,736**	8,703
Future income tax (note 12)	**80,861**	—	**80,861**	—
Gain on sale of property, plant and equipment (note 4)	**(1,046)**	—	**(1,046)**	—
Asset retirement obligation expenditures	**(301)**	(316)	**(649)**	(399)
Funds flow from operations	**50,158**	79,100	**115,604**	143,420
Net changes in operating working capital	**(404)**	(39,073)	**1,711**	(8,903)
	49,754	40,027	**117,315**	134,517
Financing activities				
Credit facilities – draws	**125,055**	215,862	**228,607**	568,007
Credit facilities – repayments	**(192,399)**	(144,343)	**(289,887)**	(425,124)
Distributions to unitholders (note 8)	**(27,770)**	(64,143)	**(61,094)**	(174,817)
	(95,114)	7,376	**(122,374)**	(31,934)
Investing activities				
Property, plant and equipment expenditures	**(6,106)**	(25,115)	**(61,076)**	(100,721)
Property, plant and equipment acquisitions	**—**	(401)	**—**	(401)
Proceeds from sale of property, plant and equipment (note 4)	**73,972**	—	**73,972**	—
Cash acquired from Redsky Energy Ltd.	**—**	—	**—**	6,904
Change in investing working capital	**(22,506)**	(21,887)	**(7,837)**	(8,365)
	45,360	(47,403)	**5,059**	(102,583)
Change in cash / cash, end of period	$ **—**	$ —	$ **—**	$ —
Cash interest paid	$ **5,504**	$ 4,430	$ **12,156**	$ 6,269

See accompanying notes to interim consolidated financial statements.

(tabular amounts expressed in thousand dollars except unit and per unit information)

1. GENERAL

Trilogy Energy Trust ("Trilogy" or the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to its Trust Indenture dated February 25, 2005, as amended and restated as of April 1, 2005 and May 9, 2006. The Trust is managed by Trilogy Energy Ltd., the administrator of the Trust. The beneficiaries of the Trust are the holders of Trust Units (the "Unitholders").

The interim consolidated financial statements of Trilogy have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Trust follow the same accounting policies and basis of presentation as the audited consolidated financial statements as at and for the year ended December 31, 2006 (the "Audited Financial Statements"), except as disclosed in note 3. These interim financial statement note disclosures do not include all of those required by Canadian GAAP applicable for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Audited Financial Statements.

Trilogy's consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries. The timely preparation of these interim consolidated financial statements in conformity with Canadian GAAP requires that management make estimates and assumptions and use judgment that affect the reported amounts of assets and liabilities (including property, plant and equipment, goodwill, asset retirement obligation and future income tax liability) and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to transactions and events that have not transpired, completed or settled as of the date of the interim consolidated financial statements. Actual results could differ materially from such estimates.

3. CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Other Comprehensive Income and Equity

On January 1, 2007, the Trust adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook Section 3855 *(Financial Instruments – Recognition and Measurement)* setting out comprehensive requirements for the recognition and measurement of financial instruments. Under this standard, the Trust recognizes a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities are, with certain exceptions, initially measured at fair value. After initial recognition, the measurement of financial assets vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains or losses on assets recorded in other comprehensive income). Financial liabilities held for trading are subsequently measured at fair value while all other financial liabilities are subsequently measured at amortized cost using the effective interest method. Transaction costs on financial instruments are included in the fair value assessment of each financial asset and financial liability. Trilogy may choose to designate derivative instruments as hedges. To date, the Trust has not elected to apply hedge accounting. The Trust also adopted CICA Handbook Section 3861 *(Financial Instruments – Disclosure and Presentation)* governing the presentation and disclosure of financial instruments to complement Section 3855.

In conjunction with the adoption of the new standards on financial instruments described above, the Trust adopted on January 1, 2007 the recommendations of the CICA Handbook Section 1530 *(Comprehensive Income)* in respect of the reporting and display of comprehensive income. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period, from transactions and other events and circumstances, from non-owner sources. A

(tabular amounts expressed in thousand dollars except unit and per unit information)

statement of comprehensive income that presents net earnings and each component recognized in other comprehensive income is now included as part of the full set of financial statements for both interim and annual periods. Likewise, the Trust adopted the recommendations of the CICA Handbook Section 3251 *(Equity)* requiring the presentation of: the components of equity (i.e. retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, unitholders' capital and reserves, if any); and the changes in equity arising from each of these components of equity. Trilogy now includes a separate statement of unitholders' equity as part of its full set of consolidated financial statements.

Accounting Changes

The Trust adopted the CICA's revised Handbook Section 1506 *(Accounting Changes)* which establishes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Effective January 1, 2007, Trilogy is now subject to the following recommendations for changes in accounting policies, changes in accounting estimates and correction of errors:

- Changes in accounting policy are applied retrospectively unless doing so is impracticable, or the change in accounting policy is made on initial application of a primary source of GAAP in accordance with specific transitional provisions in that primary source of GAAP. A change in accounting estimate is generally recognized prospectively.

- Voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Material prior period errors are corrected retrospectively.

- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

The adoption of the new accounting standards described above did not affect Trilogy's interim consolidated financial statements for the three and six months ended June 30, 2007 and the related comparative financial statements, other than the change in and/or new presentation of consolidated statements of earnings and other comprehensive income and unitholders' equity.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007			December 31, 2006		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	1,331,326	(564,567)	766,759	1,415,185	(575,154)	840,031
Other	5,122	(1,265)	3,857	2,738	(727)	2,011
	1,336,448	(565,832)	770,616	1,417,923	(575,881)	842,042

Capital costs associated with non-producing petroleum and natural gas properties totaling approximately $133.2 million as at June 30, 2007 (December 31, 2006 - $144.0 million) were not subject to depletion. No interest costs were capitalized for the three and six-month periods ended June 30, 2007 and 2006.

(tabular amounts expressed in thousand dollars except unit and per unit information)

The costs of exploratory dry holes amounting to $nil and $2.6 million for the three and six months ended June 30, 2007, respectively, ($0.8 million and $7.5 million for the three and six months ended June 30, 2006, respectively,) were written off and included in exploration expenditures.

On May 15, 2007 Trilogy disposed of its Marten Creek property with a carrying value of $72.9 million, including attributable goodwill of $9.0 million. This asset sale resulted in a gain of $1.0 million.

5. LONG-TERM DEBT

	June 30, 2007	December 31, 2006
Revolving credit and working capital facility	**331,655**	336,984
Non-revolving acquisition facility	**21,000**	77,400
Total maturity value of debt	**352,655**	414,384
Less unamortized discount	**(1,399)**	(1,848)
Carrying value of debt	**351,256**	412,536
Less current portion	**(21,000)**	(57,400)
Long-term debt	**330,256**	355,136

	Six Months Ended June 30, 2007	2006
Weighted average interest rate	**5.55%**	4.89%

The Trust has a $335 million revolving credit facility and a $35 million working capital facility with a syndicate of Canadian banks. Borrowing under the facility bears interest at the lenders' prime rate, bankers' acceptance rate or LIBOR, plus an applicable margin dependent on certain conditions. The facilities are available on a revolving basis for a period of at least 364 days and can be extended a further 364 days upon request. This credit facility expires on March 28, 2008, if not extended. In the event the revolving period is not extended, the revolving facility would be available for a one year term on a non-revolving basis, at the end of which time amounts drawn down under the facility would be due and payable. The working capital facility would continue on a revolving basis for a one year term. Advances drawn on the Trust's facility are secured by a fixed and floating charge over the assets of the Trust. The $370 million borrowing base is subject to semi-annual review by the banks.

In conjunction with an acquisition during the fourth quarter of 2006, the Trust entered into a junior secured non-revolving acquisition facility loan. The initial amount drawn was $89.4 million and the outstanding amount as at June 30, 2007 was $21.0 million (December 31, 2006 - $77.4 million). Repayment on this loan is due October 26, 2007. Borrowing under this facility bears interest at 1 to 2 percent in excess of the revolving credit facility interest rates. Advances drawn on this facility are secured by a fixed and floating charge over the assets of the Trust, subordinated to the security of the revolving credit facility and working capital facility lenders.

The Trust has undrawn letters of credit totaling $8.7 million as at June 30, 2007. These letters of credit currently reduce the amount available for draw under the Trust's working capital facility.

(tabular amounts expressed in thousand dollars except unit and per unit information)

6. ASSET RETIREMENT OBLIGATIONS

	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Asset retirement obligations, beginning of period	57,242	55,994
Liabilities incurred	33	449
Liabilities settled	(301)	(649)
Liabilities disposed	(2,718)	(2,718)
Accretion expense	1,161	2,341
Asset retirement obligations, end of period	55,417	55,417

The undiscounted asset retirement obligations at June 30, 2007 is estimated to be $222.3 million (December 31, 2006 - $228.2 million). The Trust's credit-adjusted risk-free rate ranges from 7.875 to 8.5 percent. These obligations will be settled based on the expected life of the underlying assets, the majority of which are expected to be paid after 10 to 45 years and will be funded from the general resources of the Trust at the time of removal.

7. UNITHOLDERS' CAPITAL

Authorized

The authorized capital of the Trust is comprised of an unlimited number of Trust Units and an unlimited number of Special Voting Rights. Compared to the holders of the Trust Units, holders of Special Voting Rights are not entitled to any distributions of any nature from the Trust nor have any beneficial interest in any property or assets of the Trust on termination or winding-up of the Trust.

Issued and Outstanding

No Special Voting Rights have been issued to date. The Trust had 92,566,681 Trust Units outstanding as at June 30, 2007 and December 31, 2006.

Normal Course Issuer Bid

Under a normal course issuer bid through the facilities of the Toronto Stock Exchange, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at June 30, 2007.

(tabular amounts expressed in thousand dollars except unit and per unit information)

8. ACCUMULATED DISTRIBUTIONS

	Three Months Ended June 30, 2007				Six Months Ended June 30, 2007			
	Cash	DRIP	Accrual	Total	Cash	DRIP	Accrual	Total
Balance at beginning of period	417,978	15,976	9,257	443,211	384,654	15,976	14,811	415,441
Distributions paid/reinvested	27,770	—	—	27,770	61,094	—	—	61,094
Change in distribution accrual	—	—	—	—	—	—	(5,554)	(5,554)
Distributions declared	27,770	—	—	27,770	61,094	—	(5,554)	55,540
Balance at end of period	445,748	15,976	9,257	470,981	445,748	15,976	9,257	470,981

On July 16, 2007, Trilogy announced its cash distribution for July 2007 at $0.10 per Trust Unit. The distribution is payable on August 15, 2007 to Unitholders of record on July 31, 2007.

9. UNIT BASED COMPENSATION

Unit Appreciation Plan

In 2005, the Trust offered certain employees, officers and directors a unit appreciation arrangement whereby such employees, officers and directors were granted appreciation units entitling the appreciation unitholders to receive cash payments calculated as the excess of the market price over the exercise price per appreciation unit on the exercise date. The exercise price per appreciation unit shall be reduced by the aggregate per unit distributions paid or payable on a Trust Unit to Unitholders of record from the grant date to the exercise date. The appreciation units vest at subsequent anniversary dates with a termination date of December 15, 2008. A continuity of the unit appreciation rights for the three and six months ended June 30, 2007 is as follows:

	Three Months Ended June 30, 2007		Six Months Ended June 30, 2007	
	Exercise Price	No. of Unit Rights	Exercise Price	No. of Unit Rights
Balance, beginning of period	$ 4.98	1,268,250	$ 5.28	1,268,250
Exercised	4.88	(3,000)	4.88	(3,000)
Granted and/or cancelled	—	—	—	—
Balance, end of period	$ 4.68	1,265,250	$ 4.68	1,265,250
Exercisable at end of period	$ 4.68	503,750	$ 4.68	503,750

A compensation expense of $41 thousand and recovery of $0.5 million relating to the unit appreciation plan has been recognized in earnings for the three and six months ended June 30, 2007, respectively (compensation expense of $1.3 million and $0.6 million for the three and six months ended June 30, 2006, respectively), which resulted primarily from the valuation of the related unit-based compensation liability.

(tabular amounts expressed in thousand dollars except unit and per unit information)

Unit Option Plan

The Trust has a long-term incentive plan that allows management to award unit options to eligible directors, officers and employees. The majority of the outstanding unvested options under this plan will vest in 2009 through 2011. A continuity of the unit option plan for the three and six months ended June 30, 2007 is as follows:

	Three Months Ended June 30, 2007			Six Months Ended June 30, 2007		
	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Option	No. of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value per Option	No. of Options
Balance, beginning of period	$ 13.73	$ 1.95	2,852,500	$ 14.42	$ 1.95	2,261,000
Granted	—	—	—	11.06	1.75	591,500
Exercised and/or cancelled	—	—	—	—	—	—
Balance, end of period	$ 13.73	$ 1.95	2,852,500	$ 13.73	$ 1.95	2,852,500
Exercisable at end of period	$ 14.90	$ 1.99	45,000	$ 14.90	$ 1.99	45,000

The Trust has recorded a compensation expense of $0.3 million and $0.6 million for the three and six months ended June 30, 2007, respectively ($0.1 million and $0.3 million for the three and six months ended June 30, 2006, respectively), representing the amortization of the fair value of outstanding unit options, with corresponding credits to contributed surplus. The fair value of options was determined under the binomial model using the following key assumptions:

Risk-free interest rate	—	3.9% to 4.18%
Expected life	—	4.5 to 5 years
Expected volatility	—	30% to 35%
Expected distributions	—	12% to 16%

Additional information about Trilogy's unit options outstanding as at June 30, 2007 is as follows:

	Outstanding Options			Exercisable Options		
Exercise Price Range	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price
$9.25 to $10.72	4.0	1,167,000	10.70	3.8	25,000	10.72
$11.11 to $11.89	5.0	599,500	11.16	—	—	—
$18.03 to $23.95	4.0	1,086,000	18.40	3.8	20,000	20.13
Total	4.2	2,852,500	13.73	3.8	45,000	14.90

Non-reciprocal Awards to Trust Employees

The Trust also recognized compensation expense of $0.3 million and $0.6 million for the three and six months ended June 30, 2007, respectively ($0.4 million and $0.8 million for the three and six months ended June 30, 2006,

(tabular amounts expressed in thousand dollars except unit and per unit information)

respectively), with respect to the non-reciprocal awards of stock options to Trust employees made by Paramount Resources Ltd. ("Paramount"), a related party. These amounts were also credited to contributed surplus.

10. FINANCIAL ASSETS AND LIABILITIES

Carrying Values of Financial Assets and Liabilities

	June 30, 2007				December 31, 2006		
	Held-for-Trading	Loans and Receivables	Non-Trading Liabilities	Total	Held-for-Trading	Loans and Receivables/ Non-Trading Liabilities	Total
Financial assets							
Accounts receivable[1]	—	51,106	—	51,106	—	66,992	66,992
Financial instruments[2]	—	—	—	—	18,424	—	18,424
Due from Paramount Resources Ltd. and subsidiaries[1]	—	—	—	—	—	1,475	1,475
Financial liabilities							
Accounts payable and accrued liabilities[1]	—	—	48,458	48,458	—	72,633	72,633
Distributions payable[1]	—	—	9,257	9,257	—	14,811	14,811
Due to Paramount Resources Ltd. and subsidiaries[1]	—	—	1,591	1,591	—	—	—
Financial instruments[2]	1,372	—	—	1,372	—	—	—
Unit-based compensation liability[3]	—	—	5,114	5,114	—	5,641	5,641
Indebtedness[3]	—	—	351,256	351,256	—	412,536	412,536

(1) Carried at cost which approximates the fair value of the assets or liabilities due to the short-term nature of the accounts.

(2) Carried at the estimated fair value of the related financial instruments based on third party quotations. See Financial Sales Contracts below.

(3) Carried at amortized cost or discounted future value of the related liabilities.

Financial Sales Contracts

The Trust utilizes, from time to time, forward commodity price contracts that require financial settlements between counterparties to mitigate commodity price volatility. At June 30, 2007, the Trust had outstanding financial forward arrangements to sell 2,000 Bbl/d of oil at an average WTI Fixed Price of U.S.$67.64/Bbl from April 2007 to December 31, 2007. The Trust designated these financial instruments as held-for-trading and therefore has recognized the fair value of these financial instruments on the balance sheet. The estimated fair values of these financial instruments are based on quoted prices or, in their absence, third-party market indicators and forecasts. The fair values of forward financial contracts recognized as at the balance sheet dates are as follows:

(tabular amounts expressed in thousand dollars except unit and per unit information)

	June 30, 2007	December 31, 2006
Financial instrument asset	—	18,424
Financial instrument liability	(1,372)	—
Net financial instrument asset (liability)	(1,372)	18,424

The changes in the fair value associated with the above financial instruments are recorded as an unrealized gain or loss on financial instruments in the statement of earnings. Gains or losses arising from monthly settlements with counterparties are recognized as a realized gain or loss in the statement of earnings.

Credit, Interest Rate and Foreign Currency Risks

Under a service agreement described in note 11, Paramount carries out marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with the possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its credit facilities as disclosed in note 5. In addition, foreign currency rate fluctuations may impact the Trust mainly due to the U.S. Dollar denominated financial instrument contracts mentioned above, in addition to normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

11. RELATED PARTY TRANSACTIONS

Paramount is a Unitholder of the Trust. On April 1, 2005, a wholly-owned subsidiary of Paramount entered into a Services Agreement with the Trust's subsidiary and administrator (Trilogy Energy Ltd.) whereby such Paramount subsidiary provides administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy's operating entities and as the administrator of the Trust and its holding trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurs in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2008 however may be terminated by either party with at least six months prior written notice. The amount of expenses billed and accrued as management fees under this agreement was $0.3 million and $0.6 million for the three and six months ended June 30, 2007, respectively. This amount has been included as part of the general and administrative expenses in the Trust's consolidated statement of earnings.

(tabular amounts expressed in thousand dollars except unit and per unit information)

In addition, the Trust and Paramount also had transactions with each other arising from normal business activities, including a Crown royalty deposit claim of $5.5 million owed to Trilogy. These transactions were recorded at exchange amounts.

The net amount due to Paramount arising from the above related party transactions as at June 30, 2007 was $1.6 million. This amount consists of $6.7 million billings from Paramount arising from normal business activities and $0.4 million accrued management fees, net of the royalty claim deposit described above.

Trilogy also had distributions payable to Paramount of $1.5 million as at June 30, 2007 (December 31, 2006 - $2.4 million) with respect to the last month of the reporting periods' distribution to Unitholders.

12. INCOME TAXES

On June 12, 2007, Bill C-52 Budget Implementation Act, 2007 was substantively enacted by the Canadian federal government. This Bill contains legislation to tax publicly traded trusts in Canada. As a result, a new 31.5 percent tax will be applied to distributions from Canadian public income trusts. The new tax is not expected to apply to the Trust until 2011 given a transition period that applies to publicly traded trusts in existence prior to November 1, 2006. As a result of this substantive enactment of trust taxation, the Trust recorded an $80.9 million future income tax expense and a corresponding future income tax liability in the second quarter of 2007. The future income tax adjustment represents management's estimate of the differences between the book and tax basis of the Trust's assets and liabilities ("temporary differences") anticipated to exist in 2011 under current legislation, tax-effected at 31.5 per cent, which is the rate that will be applicable beginning 2011.

Future changes in technical interpretations of the new legislation could materially affect management's estimate of the Trust's future income tax liability. The amount and timing of reversals of temporary differences will also depend on the Trust's future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy. A significant change in the assumptions used on the preceding items could materially affect the Trust's estimated future income tax liability.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period financial statement presentation.

14. SUBSEQUENT EVENTS

Trilogy sold its non-core assets in southern Alberta for approximately $24.1 million, before adjustments. This transaction closed on August 2, 2007. The proceeds from this sale were used to pay down Trilogy's outstanding debt.

On July 9, 2007, Trilogy entered into a financial commodity forward contract to sell 1,000 Bbl/d of oil at a WTI Fixed Price of U.S.$73.48/Bbl from January to December 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the three and six months ended June 30, 2007, and should be read in conjunction with the Trust's interim consolidated financial statements for the three and six months ended June 30, 2007 and its annual consolidated financial statements and MD&A for the year ended December 31, 2006. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

Readers are cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated and was prepared using currently available information as of August 7, 2007.

SECOND QUARTER 2007 HIGHLIGHTS

- Reported sales volume for the second quarter of 2007 averaged 24,030 Boe/d as compared to 24,475 Boe/d for the previous quarter. The decrease in sales volume was the result primarily of the sale of the Marten Creek property, partially offset by new production additions in the North and South Kaybob areas.
- Funds flow from operations decreased to $50.2 million during the second quarter of 2007 as compared to $65.4 million for the previous quarter, due mainly to a reduction in realized gain on financial instruments and slightly lower sales volumes and realized natural gas prices.
- Earnings before tax were $18.7 million in the second quarter of 2007, up from the $9.4 million earnings posted in the first quarter. The increase is attributable mainly to lower royalties, exploration, and depletion and depreciation expenses, in addition to the gain on sale of the Marten Creek property.
- Trilogy closed the sale of its Marten Creek property on May 15, 2007. The proceeds from this sale amounting to approximately $73.9 million, after preliminary adjustments, were used principally to pay down Trilogy's outstanding credit facilities. Trilogy recorded a gain on this asset sale of approximately $1.0 million.
- Capital expenditures totaled $6.1 million for the second quarter of 2007, including $0.5 million spent on land acquisitions and $2.4 million spent on corporate capital assets.
- Cash distributions declared to Unitholders for the second quarter of 2007 amounted to $27.8 million, or 55 percent of funds flow from operations.
- In June 2007, the Government of Canada enacted legislation imposing income taxes upon publicly traded income trusts including Trilogy for taxation years after 2010. As a result of this new legislation, a future income tax expense of $80.9 million has been recognized in the second quarter resulting in a loss after tax of $62.1 million for the quarter.

BUSINESS ENVIRONMENT

The following table summarizes the key commodity price benchmarks for the comparative quarters:

	Q2 2007	Q1 2007	Q2 2006
Crude Oil			
West Texas Intermediate monthly average (US$/Bbl)	64.98	58.27	70.70
Natural gas			
NYMEX (Henry Hub Close) monthly average (US$/MMBtu)	7.55	6.77	6.79
AECO monthly average (Cdn$/GJ)	6.99	7.07	5.95
Canadian Dollar – U.S. Dollar Exchange Rate (Cdn$/US$)	1.08	1.17	1.12

RESULTS OF OPERATIONS

Reported Operating Results Summary

	Three Months Ended			Six Months Ended	
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating income[1]	**60,921**	59,637	52,358	**120,558**	121,727
Other income (expenses)	**(823)**	(44)	128	**(867)**	384
Realized financial instruments[2]	**514**	17,241	31,798	**17,755**	31,276
General and administrative expenses[3]	**(4,145)**	(4,139)	(1,605)	**(8,284)**	(4,047)
Interest and financing charges	**(5,597)**	(6,701)	(3,079)	**(12,298)**	(5,038)
Exploration expenditures[3]	**(712)**	(548)	(500)	**(1,260)**	(882)
Funds flow from operations[1]	**50,158**	65,446	79,100	**115,604**	143,420
Non-cash operating items:					
Depletion and depreciation	**(29,680)**	(32,928)	(32,201)	**(62,608)**	(60,556)
Unrealized financial instruments[2]	**(661)**	(19,135)	(23,446)	**(19,796)**	6,855
General and administrative expenses	**(623)**	(110)	(1,840)	**(733)**	(1,699)
Exploration expenditures[4]	**(345)**	(2,742)	(900)	**(3,087)**	(8,304)
Gain on sale of property, plant and equipment	**1,046**	—	—	**1,046**	—
Accretion on asset retirement obligations	**(1,161)**	(1,180)	(894)	**(2,341)**	(1,773)
Future income tax expense[5]	**(80,861)**	—	—	**(80,861)**	—
Net earnings (loss)	**(62,127)**	9,351	19,819	**(52,776)**	77,943

(1) Operating income and funds flow from operations are non-GAAP terms. Operating income is equal to petroleum and natural gas sales minus royalties, operating costs and transportation costs, while funds flow from operations represents net earnings adjusted for non-cash items such as unrealized gain (loss) on financial instruments, future income tax, depletion and depreciation and other non-cash expenditures. Refer to the advisory on Non-GAAP measures below.

(2) See Risk Management section below.

(3) Excluding the non-cash portion of the expenditures and including asset retirement obligations paid.

(4) Net of asset retirement obligations paid.

(5) See Income Taxes section below.

Sale of Marten Creek Property

As noted above, Trilogy disposed of its Marten Creek property ("Marten Creek") on May 15, 2007 resulting in reductions in Trilogy's production, revenue, royalties, operating costs and transportation costs after that date.

Trilogy's interim consolidated financial statements for the three and six months ended June 30, 2007 and 2006 include the results of operations and cash flows associated with Marten Creek through to May 15, 2007. The following table shows Trilogy's reported operating results for the three and six months ended June 30, 2007 and 2006, and three months ended March 31, 2007, separating the operating results of Marten Creek from Trilogy's remaining properties (the "Remaining Properties"):

Three Months Ended	June 30, 2007			March 31, 2007			June 30, 2006		
	Reported	Marten Creek	Remaining Properties[3]	Reported	Marten Creek	Remaining Properties[3]	Reported	Marten Creek	Remaining Properties[3]
Sales volume									
Natural gas (MMcf/d)	114.7	6.1	108.6	118.4	14.8	103.6	118.3	19.3	99.0
Oil and NGL[1] (Bbl/d)	4,916	2	4,914	4,736	4	4,732	5,103	—	5,103
Combined (Boe/d)	24,030	1,010	23,020	24,475	2,479	21,996	24,827	3,218	21,609
Average realized prices[2]									
Natural gas ($/Mcf)	7.81	7.65	7.82	8.02	7.46	8.10	6.81	6.17	6.94
Oil and NGL ($/Bbl)	66.04	—	66.04	61.02	—	61.02	69.55	—	69.55
Operating income ($ 000s)									
Sales[2]									
Natural gas	81,506	4,212	77,294	85,497	9,966	75,531	73,364	10,840	62,524
Oil and NGL	29,544	15	29,529	26,010	22	25,988	32,299	—	32,299
Total sales	111,050	4,227	106,823	111,507	9,988	101,519	105,663	10,840	94,823
Royalties	22,477	650	21,827	24,926	2,194	22,732	24,693	3,463	21,230
Operating costs	23,458	1,954	21,504	22,702	1,963	20,739	23,436	1,773	21,663
Transportation	4,194	335	3,859	4,242	582	3,660	5,176	798	4,378
Operating income[4]	60,921	1,288	59,633	59,637	5,249	54,388	52,358	4,806	47,552

(1) Natural gas liquids.
(2) Before gain/loss on financial instruments.
(3) The operating results calculated for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(4) Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Six Months Ended June 30,	2007 Reported	2007 Marten Creek	2007 Remaining Properties[2]	2006 Reported	2006 Marten Creek	2006 Remaining Properties[2]
Sales volume						
Natural gas (MMcf/d)	116.6	10.5	106.1	118.0	19.3	98.7
Oil and natural gas liquids (Bbl/d)	4,826	3	4,823	5,048	—	5,048
Combined (Boe/d)	24,251	1,740	22,511	24,717	3,218	21,499
Average realized prices[1]						
Natural gas ($/Mcf)	7.92	7.51	7.96	7.99	7.21	8.14
Oil and natural gas liquids ($/Bbl)	63.59	—	63.59	66.52	—	66.52
Operating income (thousand dollars)						
Sales[1]						
Natural gas	167,002	14,178	152,824	170,636	25,203	145,433
Oil and natural gas liquids	55,555	37	55,518	60,766	—	60,766
Total sales	222,557	14,215	208,342	231,402	25,203	206,199
Royalties	47,403	2,844	44,559	56,634	7,635	48,999
Operating costs	46,160	3,916	42,244	43,365	3,805	39,560
Transportation	8,436	917	7,519	9,676	1,574	8,102
Operating income[3]	120,558	6,538	114,020	121,727	12,189	109,538

(1) Before gain/loss on financial instruments.
(2) The operating results attributed for the Remaining Properties may not necessarily be indicative of the results that would have been attained if the disposal of Marten Creek occurred prior to the respective reporting periods.
(3) Refer to the advisories on non-GAAP measures towards the end of this MD&A.

For purposes of this MD&A, the analyses of operating income items (i.e. sales, royalties, operating costs and transportation costs) exclude the operating results of Marten Creek and focus on Trilogy's Remaining Properties.

Operating Income from Remaining Properties

Second Quarter 2007 vs. First Quarter 2007 (thousand dollars except as otherwise indicated)	Q2 2007[1]	Change (%)	Q1 2007[1]
Average sales volumes:			
Natural gas (Mcf/d)	**108,638**	5	103,585
Oil and natural gas liquids (Bbl/d)	**4,914**	4	4,732
Total (Boe/d)	**23,020**	5	21,996
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.82**	(3)	8.10
Oil and natural gas liquids ($/Bbl)	**66.04**	8	61.02
Petroleum and natural gas sales before financial instruments:			
Natural gas	**77,294**	2	75,531
Oil and natural gas liquids	**29,529**	14	25,988
Total petroleum and natural gas sales before financial instruments	**106,823**	5	101,519
Royalties	**(21,827)**	(4)	(22,732)
Operating costs	**(21,504)**	4	(20,739)
Transportation costs	**(3,859)**	5	(3,660)
Operating income[2]	**59,633**	10	54,388

(1) The above operating results exclude Marten Creek as discussed above.
(2) Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, increased by $4.4 million due to higher sales volumes, partially offset by a decrease of $2.6 million resulting from lower average natural gas prices. Oil and natural gas liquid sales, before financial instruments, increased by $1.4 million due to higher sales volume and $2.1 million as a result of higher average oil and natural gas liquid prices. The increases in sales volume from

Trilogy's Remaining Properties are attributable primarily to new production additions in the South and North Kaybob areas during the second quarter. These factors more than offset the impact of natural production declines.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 20 percent for the second quarter of 2007 as compared to 22 percent for the previous quarter. This decrease is attributable primarily to a gas cost allowance credit applied against crown royalties during the second quarter, and an increase in the price received over the Alberta Reference Price. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which can vary significantly from Trilogy's realized corporate price. The fluctuation in the royalty rate as a percentage of sales is impacted by the variability between the Alberta Reference Price and Trilogy's realized corporate price during the period.

Operating Costs – The increase in operating costs is attributable mainly to higher repairs and maintenance costs incurred on Trilogy's Remaining Properties during the second quarter. On a per unit basis, operating costs decreased to $10.27/Boe in the second quarter from $10.48/Boe in the previous quarter. The operating cost per sales volume in the second quarter of 2007 was higher than the forecasted average operating cost of $10.00/Boe for 2007 as Trilogy focused its activities on workovers.

Second Quarter 2007 vs. Second Quarter 2006 (thousand dollars except as otherwise indicated)	Q2 2007[1]	Change (%)	Q2 2006[1]
Average sales volumes:			
Natural gas (Mcf/d)	108,638	10	99,036
Oil and natural gas liquids (Bbl/d)	4,914	(4)	5,103
Total (Boe/d)	23,020	7	21,609
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	7.82	13	6.94
Oil and natural gas liquids ($/Bbl)	66.04	(5)	69.55
Petroleum and natural gas sales before financial instruments:			
Natural gas	77,294	24	62,524
Oil and natural gas liquids	29,529	(9)	32,299
Total petroleum and natural gas sales before financial instruments	106,823	13	94,823
Royalties	(21,827)	3	(21,230)
Operating costs	(21,504)	(1)	(21,663)
Transportation costs	(3,859)	(12)	(4,378)
Operating income[2]	59,633	25	47,552

[1] The above operating results exclude Marten Creek as discussed above.
[2] Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, increased by $6.8 million due to higher sales volume and $7.9 million as a result of higher average natural gas prices. Oil and natural gas liquid sales, before financial instruments, decreased by $1.1 million due to lower sales volumes and $1.6 million as a result of lower average oil and natural gas liquid sales prices. Sales volumes on Trilogy's Remaining Properties in the second quarter of 2007 were boosted by the acquisition of Blue Mountain in October 2006 and the new production additions in the South and North Kaybob areas. The increase in oil and natural gas liquid sales volume as a result of the acquisition however was more than offset by a decline in natural gas liquids yield.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 20 percent for the second quarter of 2007 as compared to 22 percent for the previous quarter. This decrease is attributable primarily to a gas cost allowance credit applied against crown royalties during the second quarter of 2007.

Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which can vary significantly from Trilogy's realized corporate price. The fluctuation in the royalty rate as a percentage of sales is also impacted by the variability between the Alberta Reference Price and Trilogy's realized corporate price during the period.

Operating Costs – Operating costs on Trilogy's Remaining Properties decreased slightly in the second quarter of 2007 as compared to the same quarter in 2006. On a per unit basis, operating costs decreased to $10.27/Boe in the second quarter of 2007 from $11.02/Boe in the same quarter of 2006 due primarily to lower repairs and maintenance costs.

Year-to-date 2007 vs. Year-to-date 2006 (thousand dollars except as otherwise indicated)	**Six Months Ended June 30, 2007[1]**	**Change (%)**	**Six Months Ended June 30, 2006[1]**
Average sales volumes:			
Natural gas (Mcf/d)	**106,126**	8	98,708
Oil and natural gas liquids (Bbl/d)	**4,823**	(4)	5,048
Total (Boe/d)	**22,511**	5	21,499
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.96**	(2)	8.14
Oil and natural gas liquids ($/Bbl)	**63.59**	(4)	66.52
Petroleum and natural gas sales before financial instruments:			
Natural gas	**152,824**	5	145,433
Oil and natural gas liquids	**55,518**	(9)	60,766
Total petroleum and natural gas sales before financial instruments	**208,342**	1	206,199
Royalties	**(44,559)**	(9)	(48,999)
Operating costs	**(42,244)**	7	(39,560)
Transportation costs	**(7,519)**	(7)	(8,102)
Operating income[2]	**114,020**	4	109,538

(1) The above operating results exclude Marten Creek as discussed above.
(2) Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Petroleum and natural gas sales – Natural gas sales, before financial instruments, increased by $10.6 million due to higher sales volumes, partially offset by a decrease of $3.2 million due to lower average natural gas sales prices. Oil and natural gas liquid sales, before financial instruments, decreased by $2.7 million and $2.6 million due to lower average oil and natural gas liquid sales prices and sales volume, respectively. Product sales volumes on Trilogy's Remaining Properties increased in 2007 as a result of the acquisitions of Redsky at the end of the first quarter of 2006 and Blue Mountain during the fourth quarter of 2006, and new production additions in 2007, partially offset by natural declines and the impact of various operational issues in the South Kaybob and Grande Prairie areas. The increase in oil and natural gas liquid sales volume as a result of acquisitions however was more than offset by a decline in natural gas liquids yield.

Royalties – As a percentage of petroleum and natural gas sales, royalties on Trilogy's Remaining Properties averaged 21 percent in the first half of 2007 as compared to 24 percent in the same period of 2006. This decrease is attributable partly to a gas cost allowance credit applied against crown royalties during the second quarter of 2007. Crown royalties on Alberta gas are calculated based on the Alberta Reference Price, which can vary significantly from Trilogy's realized corporate price. The fluctuation in the royalty rate as a percentage of sales is also impacted by the variability between the Alberta Reference Price and Trilogy's realized corporate price during the period.

Operating Costs – The increase in operating costs in the first six months of 2007 is attributable mainly to higher workover and maintenance costs during the first three months of the year and an increased cost of goods and services in the energy sector. These are also the primary reasons why operating costs on the Remaining Properties on a per unit basis increased to $10.37/Boe in the first six months of 2007 from $10.17/Boe in the same period of 2006.

OTHER INCOME STATEMENT ITEMS

Depletion and Depreciation Expense

	Three Months Ended			Six Months Ended	
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Reported amount (thousand dollars)	**29,680**	32,928	32,201	**62,608**	60,556
Expense per sales volume ($/Boe)	**13.57**	14.95	14.25	**14.26**	13.53

Depletion and depreciation expense on a per unit basis is down to $13.57/Boe in the second quarter of 2007 from $14.95/Boe in the previous quarter and $14.25/Boe in the second quarter of 2006 due mainly to the sale of Marten Creek property which had a higher depletion rate than the Remaining Properties.

On the year-to-date basis, depletion and depreciation expense was higher at approximately $62.6 million or $14.26/Boe in the first half of 2007 compared to approximately $60.6 million or $13.53/Boe in the comparable period of 2006. This is due mainly to a higher depletable asset base resulting from acquisitions after the first quarter of 2006, partially offset by the impact of the sale of Marten Creek in mid second quarter of 2007.

General and Administrative Expenses

General and administrative expenses include recoveries and unit-based compensation recovery.

(thousand dollars except as otherwise indicated)	Three Months Ended			Six Months Ended	
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Expenses before unit-based compensation and recoveries	**6,764**	7,201	6,276	**13,967**	12,037
Overhead recoveries	**(2,641)**	(3,062)	(4,745)	**(5,703)**	(8,076)
Expenses after recoveries and before unit-based compensation	**4,123**	4,139	1,531	**8,264**	3,961
Unit-based compensation expense	**645**	110	1,914	**753**	1,785
Reported amount	**4,768**	4,249	3,445	**9,017**	5,746
Expenses after recoveries and before unit-based compensation per sales volume ($/Boe)	**1.89**	1.88	0.68	**1.88**	0.89

General and administrative expenses (after recoveries and before unit-based compensation) were relatively consistent during the second quarter of 2007 compared to the previous quarter as the decreases in compensation expenses were offset by the impact of lower recoveries resulting from a lower level of capital activity. The impact of lower recoveries is also the primary reason why general and administrative expenses (after recoveries and before unit-based compensation) increased from $1.5 million in the second quarter of 2006 to $4.1 million in the same quarter of 2007. On a per unit basis, general and administrative expenses (after recoveries and before unit-based compensation) increased from $0.68/Boe for the second quarter of 2006 to $1.89/Boe for the same quarter of 2007 due mainly to the change in recoveries described above.

On a year-to-date basis, general and administrative expenses (after recoveries and before unit-based compensation), both on a total and per unit of sales volume, were higher in 2007 compared to 2006 due primarily to the increase in

personnel costs and lower recoveries arising from decreased capital activity, partially offset by a decrease in management fees paid to a related party.

The fluctuations in unit-based compensation expense are attributable primarily to the changes in the periodic revaluation of Trilogy's unit appreciation rights liability in reference to the market price of Trust Units. Unit-based compensation expense also includes the amortization of the grant date fair market value of options issued under Trilogy's unit option plan and a related party's option plan issued to Trilogy employees as described in the notes to Trilogy's interim consolidated financial statements.

Interest and Financing Charges

	Three Months Ended			Six Months Ended	
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Reported amount (thousand dollars)	**5,597**	6,701	3,079	**12,298**	5,038
Expense per sales volume ($/Boe)	**2.56**	3.04	1.36	**2.80**	1.13

Interest and financing charges decreased during the second quarter of 2007 compared to the previous quarter due to the partial repayment of Trilogy's outstanding debt upon the sale of Marten Creek and the full amortization of deferred financing charges in early second quarter of 2007. The increase in interest and financing charges from the second quarter of 2006 to the same quarter of 2007 is attributable primarily to additional debt incurred to fund the Blue Mountain acquisition in late October 2006. The additional debt incurred is also the reason for the increase in interest and financing charges on a year-to-date basis.

Exploration Expenditures and Other

	Three Months Ended			Six Months Ended	
(thousand dollars)	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Exploration expenditures	**1,057**	3,290	1,400	**4,347**	9,186
Gain on sale of property, plant and equipment	**(1,046)**	—	—	**(1,046)**	—
Accretion on asset retirement obligations	**1,161**	1,180	894	**2,341**	1,773

Exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. Exploration expenditures decreased in the current periods due primarily to lower dry hole costs during the second quarter of 2007 as a result of a decline in activity.

The gain on sale of property, plant and equipment in the second quarter of 2007 (and year-to-date 2007) relates mainly to an approximately $1.0 million gain from Trilogy's disposition of Marten Creek.

The changes in accretion on asset retirement obligation are caused primarily by the changes in asset retirement obligation as a result of asset additions and/or dispositions.

RISK MANAGEMENT

Financial Risks

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's production volumes.

The Trust had financial commodity forward contracts outstanding as at June 30, 2007 pertaining to the sale of 2,000 Bbl/d at an average WTI fixed price of U.S. $67.64/Bbl from July 2007 to December 2007. In addition, Trilogy subsequently entered into a financial commodity forward contract to sell 1,000 Bbl/d of oil at a WTI Fixed Price of U.S.$73.48/Bbl from January to December 2008.

The Trust adopted new accounting standards on financial instruments as discussed under the Changes in Accounting Policies section below. The adoption of these new accounting standards did not result in a change in Trilogy's accounting for financial instruments using the fair value method.

The change in the fair value of outstanding financial instruments, which were classified as held-for-trading, is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as a 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Three Months Ended			Six Months Ended	
(thousand dollars except as indicated)	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Realized gain on financial instruments	**514**	17,241	31,798	**17,755**	31,276
Unrealized gain (loss) on financial instruments	**(661)**	(19,135)	(23,446)	**(19,796)**	6,855
Total gain (loss) on financial instruments	**(147)**	(1,894)	8,352	**(2,041)**	38,131
Realized gain on financial instruments per Boe ($/Boe)	**0.24**	7.83	14.07	**4.04**	6.99

The mark-to-market accounting of financial instruments causes significant fluctuations in the gain (loss) on financial instruments due to the volatility of energy commodity prices. A significant portion of the financial instrument contracts that were outstanding at December 31, 2006 matured as at March 31, 2007. As no further significant contracts were entered into by Trilogy, the remaining financial instrument contracts resulted in significantly lower realized and unrealized gains (losses) on financial instruments in the second quarter of 2007.

Under a services agreement described under the Related Party Transactions section, a subsidiary of Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above. In addition, foreign currency rate fluctuations may impact the Trust mainly due to its U.S. Dollar denominated financial instrument contracts with counterparties in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

Operational and Other Risks

Trilogy is subject to various risks and uncertainties including those relating to its operations, environment, and other as discussed in other sections of this MD&A. Trilogy mitigates these risks through the development of mitigation plans, processes and policies, and executing such plans, processes and policies as necessary.

REPORTED FUNDS FLOW FROM OPERATIONS PER UNIT OF SALES VOLUME

	Three Months Ended			Six Months Ended	
(Dollars per Boe)	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Gross revenue before financial instruments[1]	**48.48**	48.67	44.53	**48.58**	49.65
Royalties	**(10.28)**	(11.32)	(10.93)	**(10.80)**	(12.66)
Operating costs	**(10.73)**	(10.31)	(10.37)	**(10.52)**	(9.69)
Asset retirement obligation expenditures	**(0.14)**	(0.16)	(0.14)	**(0.15)**	(0.09)
General and administrative expenses[2]	**(1.89)**	(1.88)	(0.71)	**(1.88)**	(0.89)
Interest expense	**(2.56)**	(3.04)	(1.36)	**(2.80)**	(1.13)
Exploration expenditures	**(0.19)**	(0.09)	(0.08)	**(0.14)**	(0.11)
Realized gain on financial instruments	**0.24**	7.83	14.07	**4.04**	6.99
Funds flow from operations[3]	**22.94**	29.70	35.01	**26.32**	32.06
Net change in operating working capital	**(0.18)**	0.96	(17.29)	**0.39**	(1.99)
Cash flows from operating activities	**22.74**	30.66	17.72	**26.71**	30.07

[1] Net of transportation costs and including other income.
[2] Excluding non-cash unit and stock-based compensation expense.
[3] Refer to the advisories on non-GAAP measures towards the end of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	June 30, 2007	Dec. 31, 2006
Working capital deficit (including financial instruments and current portions of long-term-debt and unit-based compensation)	**32,353**	61,210
Long-term debt – long-term portion	**330,256**	355,136
Unit-based compensation liability – long-term portion	**1,213**	1,171
Net debt[1] (including unit-based compensation liability)	**363,822**	417,517
Unitholders' equity	**413,801**	520,854
Total	**777,623**	938,371

[1] Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Working Capital

The decrease in the working capital deficiency from $61.2 million as at December 31, 2006 to $32.4 million as at June 30, 2007 is due primarily to the partial repayment of the acquisition facility loan reducing the current portion of long-term by $36.4 million, offset by the change in the value of outstanding financial instruments from an asset of $18.4 million at December 31, 2006 to a liability of $1.3 million at June 30, 2007. In addition, accounts payable and accrued liabilities decreased from $72.6 million at December 31, 2006 to $48.5 million at June 30, 2007 as a result of lower capital spending during the second quarter of 2007 as compared to the fourth quarter of 2006, which was partially offset by a decrease in accounts receivable due mainly to lower accrued revenue.

The Trust's working capital deficiency is funded by cash flow from operations and draw downs from the Trust's credit facilities.

Long-term Debt and Credit Facilities

Long-term debt represents the outstanding draws from Trilogy's revolving credit, the working capital facility and the non-revolving acquisition credit facility described in Trilogy's notes to its consolidated financial statements.

Trilogy's bank debt outstanding from its $370 million revolving credit and working capital facility was $331.7 million (before unamortized discount) as at June 30, 2007. The size of this committed credit facility is based primarily on the value of Trilogy's producing petroleum and natural gas assets. The borrowing base from this facility is expected to be reduced by approximately $7 million as a result of a sale of Trilogy's non core assets in southern Alberta that closed on August 2, 2007. The revolving feature of the Trust's revolving credit facility expires on March 28, 2008, if not extended. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

The amount of debt outstanding under the junior secured non-revolving acquisition loan facility was $21.0 million (before unamortized discount) as at June 30, 2007. This credit facility expires on October 26, 2007. The outstanding drawdown under the acquisition facility is presented as current portion of long-term debt in the consolidated financial statements.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan as discussed in the consolidated financial statements. This liability is the estimated value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued

with respect to outstanding unit rights in conjunction with fluctuations in the market price of Trust Units and the increase in the elapsed period of unvested unit rights.

Contractual Obligations

There was no material change to the Trust's contractual obligations as at December 31, 2006, except for the settlement of anticipated obligations for the first six months of 2007.

Trust Units, Options and Rights

As at June 30, 2007 and August 7, 2007, the Trust had 92,566,681 Trust Units outstanding.

Outstanding unit rights issued under Trilogy's unit appreciation plan were 1,265,250 unit rights as at June 30, 2007 and August 7, 2007, of which 503,750 unit rights are exercisable as at those dates. Outstanding unit options issued under Trilogy's unit option plan were 2,852,500 unit options as at June 30, 2007 and August 7, 2007, of which 45,000 unit options were exercisable as at those dates.

Funds Flow from Operations and Distributions

	Three Months Ended June 30,		Six Months Ended June 30,	
(thousand dollars except where stated otherwise)	2007	2006	2007	2006
Cash flows from operating activities	49,754	40,027	117,315	134,517
Net changes in operating working capital	404	39,073	(1,711)	8,903
Funds flow from operations[1]	50,158	79,100	115,604	143,420
Distributions declared	27,770	59,561	55,540	125,037
Distribution payout percentage	55%	75%	48%	87%
Distribution per Trust Unit (in full amount)	0.30	0.65	0.60	1.40

(1) Refer to the advisories on non-GAAP measures towards the end of this MD&A.

Funds flow from operations decreased in the second quarter of 2007 due mainly to lower sales volume and realized natural gas prices and gains on financial instruments. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors.

Trilogy's distributions to its Unitholders are funded by funds flow from operations with the remaining cash directed towards capital spending. Capital spending is also funded from time to time by draw downs from Trilogy's credit facilities.

Trilogy intends to provide cash distributions to Unitholders that are sustainable to the Trust. The amount of these distributions in the future is highly dependent upon the amount of funds flow generated from operations and cannot be assured.

Wells Drilled

(number of wells)	Three Months Ended June 30, 2007		2006		Six Months Ended June 30, 2007		2006	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**2.0**	**1.0**	6.0	4.8	**30.0**	**21.4**	43.0	35.3
Oil	—	—	—	—	**1.0**	—	—	—
Dry	—	—	1.0	1.0	**2.0**	**1.0**	4.0	4.0
Total	**2.0**	**1.0**	7.0	5.8	**33.0**	**22.4**	47.0	39.3

[1] "Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted into a working interest

[2] "Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

Capital Expenditures

(thousand dollars)	Three Months Ended June 30, 2007	2006	Six Months Ended June 30, 2007	2006
Land	**492**	11,150	**2,809**	17,021
Geological and geophysical	**643**	404	**1,167**	1,212
Drilling	**2,591**	2,621	**43,203**	57,928
Production equipment and facilities	—	10,409	**11,513**	23,950
Exploration and development expenditures	3,726	24,584	58,692	100,111
Proceeds received from property dispositions	(73,972)	—	(73,972)	—
Property acquisitions[1]	—	401	—	401
Corporate assets	2,380	531	2,384	609
Net capital expenditures	(67,866)	25,516	(12,896)	101,121

[1] Excluding corporate acquisitions.

Exploration and development expenditures decreased in both periods of 2007 as fewer wells were drilled during the periods compared to the same periods of the previous year. In 2006, Trilogy accelerated work on some projects to ensure access to equipment resulting in a higher capital budget as compared to 2007. The proceeds received from property dispositions relate principally to the sale of the Marten Creek asset.

INCOME TAXES

As described in Trilogy's June 30, 2007 interim consolidated financial statements, the Government of Canada enacted legislation in June 2007 imposing additional income taxes on publicly traded income trusts for the taxation years commencing January 1, 2011. Trilogy is currently evaluating the new legislation and various strategic options in order to maximize unitholder value. Trilogy believes the new legislation does not directly affect Trilogy's funds flow from operations, and accordingly, its financial condition prior to January 1, 2011.

Upon the enactment of the new tax legislation, Trilogy recorded a future income tax liability of $80.9 million as at June 30, 2007 with a corresponding future income tax expense recognized in earnings for the current period.

Trilogy has estimated its future income taxes based on current estimates of the results of operations, tax pool claims and cash distributions in the future assuming no material change to its current organizational structure. As currently interpreted, Canadian GAAP does not permit the incorporation of any assumptions related to a change in organizational structure into Trilogy's estimate of future income taxes until such structures are given legal effect.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's interim consolidated financial statements for the three and six months ended June 30, 2007, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.2 percent of the outstanding Trust Units at June 30, 2007), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses paid and accrued for such services was $0.3 million and $0.6 million for the three and six months ended June 30, 2007, respectively.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due to Paramount arising from the above related party transactions as at June 30, 2007 was $1.6 million. This amount consists of $6.7 million outstanding billings from Paramount arising from normal business activities and $0.4 million accrued management fees, net of a Crown royalty deposit claim of $5.5 million owed to Trilogy.

Trilogy also had distributions payable of $1.5 million to Paramount as at June 30, 2007 with respect to the June 2007 distribution to Unitholders.

QUARTERLY FINANCIAL INFORMATION

(thousand dollars except per unit amounts)	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Revenue after financial instruments, royalties and other income	**87,603**	84,643	92,306	111,540
Earnings before tax	**18,734**	9,351	24,582	38,338
Net earnings (loss)	**(62,127)**	9,351	24,582	38,338
Earnings (loss) per Trust Unit				
Basic	**(0.67)**	0.10	0.27	0.42
Diluted	**(0.67)**	0.10	0.27	0.42

(thousand dollars except per unit amounts)	Q2 2006	Q1 2006	Q4 2005	Q3 2005
Revenue after financial instruments, royalties and other income	89,450	123,833	145,643	67,637
Earnings (loss) before tax	19,819	58,124	87,675	(2,529)
Net earnings (loss)	19,819	58,124	87,675	(2,529)
Earnings (loss) per Trust Unit				
Basic	0.22	0.68	1.11	(0.03)
Diluted	0.22	0.68	1.11	(0.03)

Please refer to the Results of Operations and other sections of this MD&A for the change from the first quarter to the second quarter of 2007, and to Trilogy's previously issued interim and annual MD&A for changes in prior quarters.

OUTLOOK

Trilogy's guidance for the second half of the year, factoring in the asset sale disclosed in the notes to the interim consolidated financial statements and the scheduled plant maintenance at the K3 plant in the Kaybob area during the third quarter, is as follows:.

Q3 average daily production (including plant shutdown)	—	20,500 Boe/d
Q4 average daily production	—	21,200 Boe/d
Average daily production	—	22,500 Boe/d
Operating costs	—	$10 - $10.50/Boe

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based mainly on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto are discussed in the Trust's annual consolidated financial statements and MD&A for the year ended December 31, 2006. In addition to those disclosed in the annual consolidated financial statements and MD&A for the year ended December 31, 2006, Trilogy has estimated its **future income tax liability** as at June 30, 2007 in conjunction with a new legislation imposing taxes on publicly traded income trusts beginning January 1, 2011. The recording of future income tax for Trilogy involves the use of various assumptions to estimate the amounts and timing of the reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes before and after January 1, 2011. It also involves the estimation of the effective tax rates for fiscal years after 2010. The assumptions used (including but are not limited to estimates of results of operations, tax pool claims, cash distributions) are based on management's current expectations and may change in future periods. Accordingly, the estimate of future income tax will change in future periods and will differ from the current estimate.

NEW ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies

Effective January 1, 2007, the Trust has adopted the new accounting standards on financial instruments, other comprehensive income, equity and accounting changes as described in note 3 to the unaudited interim consolidated financial statements. These changes did not impact the reported amounts in Trilogy's financial statements.

Future Accounting Changes

The Canadian Institute of Chartered Accountants has issued Handbook Sections 3862 *(Financial Instruments – Disclosures)*, 3863 *(Financial Instruments – Presentation)* and 1535 *(Capital Disclosures)*, which will be effective January 1, 2008. These new accounting standards will require the Trust to provide additional disclosures relating to financial instruments, including hedging instruments, and Trust's capital. Handbook Section 3863 does not change the presentation provided in Section 3861 *(Financial Instruments – Disclosure and Presentation)* which it replaces. It is anticipated that the adoption of these new accounting standards will not impact the amounts reported in the Trust's financial statements as these standards primarily relate to disclosures.

FINANCIAL REPORTING AND DISCLOSURE CONTROLS

There were no material changes to Trilogy's financial reporting disclosure controls and procedures and internal controls over financial reporting for the three months ended June 30, 2007.

ADVISORIES

Forward-looking Statements and Information

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- the timing and estimate of reversals of temporary differences between assets and liabilities recorded for accounting and tax purposes;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;

- the ability of Trilogy to add production and reserves through development and exploration activities;
- weather and general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- imprecision in estimates of product sales, tax pools, tax shelter, tax deductions available to Trilogy, changes to tax legislation and regulation applicable to Trilogy, and timing and amounts of reversals of temporary differences between assets and liabilities recognized for accounting and tax purposes.
- risks associated with existing and potential future law suits and regulatory actions against Trilogy;
- hiring/maintaining staff; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Trilogy uses the terms "funds flow from operations", "funds flow from operations per Trust Unit", "operating income" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Operating income" is equal to petroleum and natural gas sales minus royalties, operating costs, and transportation costs. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "operating income" and "net debt" can be derived directly from Trilogy's consolidated financial statements. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this MD&A are to Canadian dollars unless otherwise indicated.

The columns on some tables in this MD&A may not add due to rounding.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d" and "Bcf". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

END